Exhibit 99.1

Daqo New Energy Announces First Quarter 2012 Results

CHONGQING, China—May 21, 2012—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the first quarter of 2012.

First Quarter 2012 Financial and Operating Highlights

•

Polysilicon shipments were approximately 964 metric tons, or MT. Photovoltaic (PV) module shipments were 2.3 Mega watts, or MW. Wafer shipments were 23.4 MW. In addition, the Company provided 2.4 MW PV modules manufacturing outsourcing service to its customers.

•	Revenues were $34.0 million, compared to $38.2 million in the fourth quarter of 2011 and $87.3 million in the first quarter of 2011.

•

Gross loss was $11.0 million, compared to a gross loss of $11.2 million in the fourth quarter of 2011 and gross profit of $44.5 million in the first quarter of 2011. Gross loss excluding an inventory write-down of $1.6 million was $9.4 million.

•

Gross margin was negative 32.2%, compared to negative 29.3% in the fourth quarter of 2011 and 51.0% in the first quarter of 2011. Excluding $1.6 million of inventory write-down, gross margin would be negative 27.5%.

•	Operating loss was $12.1 million, compared to operating loss of $49.9 million in the fourth quarter of 2011 and operating income of $43.5 million in the first quarter of 2011.

•

Operating margin was negative 35.5%, compared to negative 130.4% in the fourth quarter of 2011 and 49.8% in the first quarter of 2011. Operating loss excluding an inventory write-down of $1.6 million was $10.5 million, representing an operating margin of negative 30.8%.

•

Net loss attributable to Daqo New Energy Corp. shareholders was $13.7 million, compared to $39.4 million in the fourth quarter of 2011 and net income attributable to Daqo New Energy Corp. shareholders of $35.0 million in the first quarter of 2011.

•	Loss per fully diluted ADS was negative $0.39, compared to negative $1.12 in the fourth quarter of 2011, and earnings of $0.99 in the first quarter of 2011.

“In the first quarter of 2012, we continued to operate our polysilicon production in full utilization. We exceeded our targets for shipments. Nevertheless, the solar PV market remains weak due to restrained demand as a result of uncertainties including changing governmental policies, tight credit markets and potential international trade conflicts.” commented Dr. Gongda Yao, Chief Executive Officer of the Company “We will focus on the operation of our existing polysilicon site in Wanzhou and the construction of Phase 2 polysilicon plant in Xinjiang. We are confident that after our Phase 2 facilities commence production, we will be well positioned with a much lower cost structure and larger capacity.”

First Quarter 2012 Results

Revenues

Revenues were $34.0 million, compared to $38.2 million in the fourth quarter of 2011 and $87.3 million in the first quarter of 2011.

The Company generated revenues of $25.7 million from 964 MT polysilicon sold, compared to revenues of $25.1 million from 834 MT of polysilicon sold in the fourth quarter of 2011, and revenues of $77.7 million for 1,089 MT of polysilicon sold in the first quarter of 2011. The increase from the fourth quarter of 2011 was primarily due to higher sales volume of polysilicon offset by lower average selling price. The decrease from the first quarter of 2011 was primarily due to lower sales volume of polysilicon and lower average selling price.

The Company generated $1.9 million and $6.2 million from sales of PV modules and wafers, respectively, in the first quarter of 2012, compared to $9.8 million and $2.9 million from sales of PV modules and wafers, respectively, in the fourth quarter of 2011 and $8.6 million and $1.0 million from the sales of PV modules and wafers, respectively, in the first quarter of 2011. As for wafer revenue, the increase from the fourth quarter and the first quarter of 2011 was due to larger sales volume offset by lower average selling price. As for module revenue, the decrease from the fourth quarter and the first quarter of 2011 was due to lower sales volume of module and lower average selling price.

Gross profit and margin

Gross loss was $11.0 million, compared to $11.2 million in the fourth quarter of 2011 and gross profit of $44.5 million in the first quarter of 2011.

Gross margin was negative 32.2%, compared to negative 29.3% in the fourth quarter of 2011 and positive 51.0% in the first quarter of 2011.

The fluctuation in gross profit and gross margin from the fourth quarter of 2011 was primarily due to a much lower inventory write-down combined with slightly lower average selling price in the first quarter of 2012. The total inventory write-down for polysilicon, wafer and modules in the first quarter of 2012 due to lower of cost or market (LCM) amounted to $1.6 million, compared to $10.6 million in fourth quarter of 2011.

Selling, general and administrative expenses

Selling, general and administrative expenses were $2.7 million in the first quarter of 2012, compared to $3.5 million in the fourth quarter of 2011 and $3.8 million in the first quarter of 2011. The decrease from the fourth quarter of 2011 and the first quarter of 2011 was primarily due to the decrease in bad debt provision as a result of the management’s collection effort.

Research and development expenses

Research and development expense was $0.6 million in the first quarter of 2012, compared to $0.3 million in the fourth quarter of 2011 and $0.1 million in the first quarter of 2011.

Other operating income

Other operating income was $2.2 million in the first quarter of 2012, compared to $3.6 million in the fourth quarter of 2011 and $3.0 million in the first quarter of 2011. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating loss and margin

As a result of the foregoing, operating loss was $12.1 million, compared to operating loss of $49.9 million in the fourth quarter of 2011 and operating income of $43.5 million in the first quarter of 2011.

Operating margin was negative 35.5%, compared to negative 130.4% in the fourth quarter of 2011 and 49.8% in the first quarter of 2011.

In the fourth quarter of 2011, we recorded a fixed asset impairment charge of $38.5 million, which materially and negatively affected our operating margin. In the first quarter of 2012, we did not incur any such impairment charge.

Net Interest expense

Net interest expense in the first quarter of 2012 was $3.8 million, compared to $2.4 million in the fourth quarter of 2011 and $1.8 million in the first quarter of 2011. The increase from the fourth quarter of 2011 was primarily due to $0.8 million interest expenses related to the construction of our wafer and hydrochlorination facilities, and therefore was capitalized. Interest expense was no longer capitalized in the first quarter of 2012 due to the completion of the wafer facility and the postponement of hydrochlorination project. The increase from the first quarter of 2011 was primarily due to the increase of the Company’s average short-term and long-term borrowing in the first quarter of 2012.

Income tax expense/(benefit)

Income tax benefit in the first quarter of 2012 was $1.6 million, compared to income tax benefit of $13.2 million in the fourth quarter of 2011 and income tax expense of $6.5 million in the first quarter of 2011. The tax benefit of $13.2 million in the fourth quarter of 2011 was primarily due to fixed asset impairment and inventory write-down. The decrease from the fourth quarter of 2011 was primary due to the decrease of loss before tax. The decrease from the first quarter of 2011 was primarily due to the loss before tax in the first quarter of 2012.

Net Income (loss) attributable to our shareholders, net margin and earnings per ADS

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders was $13.7 million, compared to net loss $39.4 million in the fourth quarter of 2011 and net income attributable to Daqo New Energy Corp. shareholders of $35.0 million in the first quarter of 2011.

Net margin was negative 42.0% in the first quarter of 2012 compared to negative 102.4% in the fourth quarter of 2011 and positive 40.4% in the first quarter of 2011.

Earnings per fully diluted ADS were negative $0.39, compared to negative $1.12 in the fourth quarter of 2011, and positive $0.99 in the first quarter of 2011.

Financial Condition

As of March 31, 2012, the Company had $114.6 million in cash and cash equivalents and restricted cash, compared to $104.3 million as of December 31, 2011. As of March 31, 2012, the accounts receivable balance was $39.5 million, compared to $22.7 million as of December 31, 2011. As of March 31, 2011, total borrowings were $316.8 million, of which $212.0 million were long-term borrowings, compared to total borrowings of $277.5 million, including $165.6 million long-term borrowings as of December 31, 2011.

Outlook for Second Quarter 2012

For the second quarter of 2012, the Company expects to ship 900-1000 MT of polysilicon, approximate 20.5 MW of wafers and 4.5 MW of modules. In addition, the Company expects to provide 200 metric tons of ingot and block manufacturing outsourcing services to its customers. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call

Daqo New Energy will host a conference call at 8:00 am, Eastern Daylight Time on May 21, 2012 to discuss the results for the quarter. Joining the call will be Dr. Gongda Yao, the Company’s Chief Executive Officer and Mr. Bing Sun, the Chief Financial Officer.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: 186 6519 4004

International dial-in number: + 65 6723 9381

China Domestic Toll Free: 800 819 0121

Hong Kong Toll Free: 800 930 346

Conference Password: 82641402

A replay will be available shortly after the call until June 21, 2012 on the Company website or by dialing:

U.S. dial-in number: 186 6214 5335

International dial-in number: +61 2 8235 5000

Conference Password: 82641402

This conference call will be broadcast live over the Internet and can be accessed on Daqo New Energy's website at http://www.dqsolar.com. To listen to the live webcast, please go to Daqo New Energy's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2012 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourthparties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Revenues	$34,045	$38,235	$87,311
Cost of revenues	(45,010)	(49,433)	(42,813)

Gross (loss)/profit	(10,965)	(11,198)	44,498

Operating expenses
Selling, general and administrative expenses	(2,674)	(3,489)	(3,838)
Research and development expenses	(611)	(300)	(128)
Fixed asset impairment loss	—	(38,512)	—
Other operating income	2,152	3,631	2,959

Total operating expenses	(1,133)	(38,670)	(1,007)

Income (loss) from operations	(12,098)	(49,868)	43,491
Interest expense	(4,121)	(2,610)	(2,083)
Interest income	335	198	326
Foreign exchange gain (loss)	8	(89)	62

(Loss)/Income before income taxes	(15,876)	(52,369)	41,796
Income tax benefit/(expense)	1,567	13,206	(6,528)

Net (loss)/income	(14,309)	(39,163)	35,268

Net (loss)/income attributable to noncontrolling interest	(584)	259	273

Net (loss)/income attributable to Daqo New Energy Corp. shareholders	$(13,725)	$(39,422)	$34,995

Net (loss)/income	$(14,309)	$(39,163)	$35,268
Other comprehensive income:
Foreign currency translation adjustments	657	3,862	2,977

Total other comprehensive income	657	3,862	2,977

Comprehensive (loss)/income	(13,652)	(35,301)	38,245
Comprehensive (loss)/income attributable to noncontrolling interest	(372)	1,994	1,365

Comprehensive (loss)/income attributable to Daqo New Energy Corp. shareholders	$(13,280)	$(37,295)	$36,880

(Loss)/Earnings per ADS
Basic and diluted	$(0.39)	$(1.12)	$0.99
Weighted average ADS outstanding
Basic	35,142,821	35,142,821	35,142,821
Diluted	35,142,821	35,142,821	35,304,624

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheet

(US dollars in thousands)

	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
ASSETS:
Current Assets:
Cash and cash equivalents	$99,309	$92,697	$171,401
Restricted cash	15,278	11,600	10,820
Accounts receivable, net	39,531	22,745	22,801
Prepaid expenses and other current assets	15,519	11,152	5,812
Advances to suppliers	1,747	2,847	4,061
Inventories	19,258	24,176	14,115
Amount due from related party	9,812	9,887	18
Deferred tax assets-current	5,796	4,349	566

Total current assets	206,250	179,453	229,594
Property, plant and equipment, net	651,958	636,475	443,636
Prepaid land use right	35,827	35,316	8,647
Deferred tax assets	18,058	17,901	1,004
Other non-current assets	7,065	9,332	160

TOTAL ASSETS	919,158	878,477	683,041

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of the consolidated variable interest entity without recourse to the Company of $19,060, $19,031 and $18,324 as of March 31, 2012, December 31, 2011 and March 31, 2011, respectively)	104,829	111,805	70,936
Accounts payable	21,266	15,037	6,080
Advances from customers	26,780	26,061	45,063
Payables for purchases of property, plant and equipment(including payables for purchase of property, plant and equipment of the consolidated variable interest entity without recourse to the Company of nil, nil and $202 as of March 31, 2012, December 31, 2011 and March 31, 2011, respectively)	39,847	(37,145)	13,972
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to the Company of $634, $519 and $783 as of March 31, 2012, December 31, 2011 and March 31, 2011, respectively)	8,474	9,164	13,106
Amount due to related party (including amount due to related party of the consolidated variable interest entity without recourse to the Company of $74, $74 and nil as of March 31, 2012, December 31, 2011 and March 31, 2011, respectively)	12,813	3,159	—
Income tax payable	15,857	15,470	19,326

Total current liabilities	229,866	217,841	168,483

Long-term borrowings (including long-term borrowings of the consolidated variable interest entity without recourse to the Company of $28,590, $33,304 and $45,811 as of March 31, 2012, December 31, 2011 and March 31, 2011, respectively)	211,961	165,646	75,283
Amount due to related party (including amount due to related party of the consolidated variable interest entity without recourse to the Company of $nil, $nil and $3,125 as of March 31, 2012, December 31, 2011 and March 31, 2011, respectively)	—	—	3,870
Accrued warranty cost	467	445	227
Advance from customers – long term portion	7,302	12,508	—
Payables for Purchases of Property, Plant and Equipment	4,164	4,158	—
Other long Term Liabilities	26,108	25,853	—

TOTAL LIABILITIES	479,868	426,451	247,863

EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares	18	18	18
Additional paid-in capital	143,426	142,512	140,815
Retained earnings	136,480	150,205	151,876
Accumulated other comprehensive income	18,890	18,443	8,162

Total Daqo New Energy Corp.’s shareholders’ equity	298,814	311,178	300,871

Noncontrolling interest	140,476	140,848	134,307

Total equity	439,290	452,026	435,178

TOTAL LIABILITIES & EQUITY	919,158	878,477	683,041

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.